Exhibit 107

Calculation of Filing Fee Table

Schedule 14A

(Form Type)

Franchise Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	$704,325,500.72(1)	0.0001102	$77,616.67(2)
Fees Previously Paid	–		–
Total Transaction Valuation	$704,325,500.72
Total Fees Due for Filing			$77,616.67
Total Fees Previously Paid			–
Total Fee Offsets			–
Net Fee Due			$77,616.67

(1)	Estimated solely for the purposes of calculating the filing fee, as of June 6, 2023, the underlying value of the transaction was calculated based on the sum of (a) the product of 22,367,791 shares of common stock, par value $0.01 per share (“FRG Common Stock”), of Franchise Group, Inc. (the “Company”) multiplied by the per share merger consideration of $30.00 (the “Per Share Merger Consideration”); (b) the product of 216,376 shares of FRG Common Stock underlying the outstanding Company stock options multiplied by $20.72 (which is the difference between the Per Share Merger Consideration and the weighted average exercise price of the Company stock options of $9.28); and (c) the product of 960,282 shares of FRG Common Stock underlying outstanding restricted stock units, which may be entitled to receive the Per Share Merger Consideration, multiplied by the Per Share Merger Consideration.

(2)	The amount of the filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, was calculated by multiplying $704,325,500.72 by 0.0001102.